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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13G
             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1997)

                              TRUSTMARK CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    898402102
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment to Schedule 13G is for the calendar year ended December 31, 1997.

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CUSIP NO.  898402102                        13G

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Trustmark National Bank, as trustee
         64-0180810

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a)
                  (b)

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Organized under the laws of the United States


NUMBER OF                           5       SOLE VOTING POWER
SHARES                                      1,254,805

BENEFICIALLY                        6       SHARED VOTING POWER
OWNED BY                                    327,356

EACH                                7       SOLE DISPOSITIVE POWER
REPORTING                                   2,767,342

PERSON                              8       SHARED DISPOSITIVE POWER
WITH                                        215,759

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         3,243,101

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         8.92%

12       TYPE OF REPORTING PERSON*  BK

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                  SCHEDULE 13G

Item 1 (a) Name of Issuer:

         Trustmark Corporation

Item 1 (b) Address of Issuer's Principal Executive Offices:

         248 East Capitol Street
         Jackson, Mississippi 39201

Item 2 (a) Name of Person Filing:

         Trustmark National Bank, as trustee

Item 2 (b) Address of Principal Business office:

         248 East Capitol Street
         Jackson, Mississippi 39201

Item 2 (c) Citizenship:

         Organized under the laws of the United States

Item 2 (d) Title of Class of Securities:

         Common stock

Item 2 (e) CUSIP Number:

         898402102

Item 3: If this statement is filed pursuant to Rules 13d-l(b), or 13d-2(b), check whether the person filing is a:

         (a)      [ ]      Broker or Dealer registered under Section 15 of
                           the Act.
         (b)      [X]      Bank as defined in section 3(a)(6) of the Act

         (c)      [ ]      Insurance Company as defined in section
                           3(a)(19) of the Act.
         (d)      [ ]      Investment Company registered under section 8
                           of the Investment Company Act.
         (e)      [ ]      Investment Adviser registered under section
                           203 of the Investment Advisers Act of 1940.
         (f)      [ ]      Employee Benefit Plan, Pension Fund which is
                           subject to the provisions of the Employee
                           Retirement Income Security Act of 1974 or
                           Endowment Fund; see Sec. 240.13d-l(b)(1)(ii)(F).
         (g)      [ ]      Parent Holding Company, in accordance with Sec.
                           240.13d-l(b)(ii)(G) (Note: See Item 7).
         (h)      [ ]      Group, in accordance with Sec. 240.13d-
                           l(b)(1)(ii)(H).
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Item 4 Ownership:

         (a)      Amount Beneficially Owned: 3,243,101
         (b)      Percent of Class: 8.92%
         (c) See items 5-8 on the cover page for information regarding voting and dispositive power of the above listed shares.

Item 5 Ownership of Five Percent or Less of a class:

         N/A

Item 6 Ownership of More Than Five Percent on Behalf of Another
       Person:

         The shares referred to in this Schedule 13G are held by Trustmark National Bank as trustee of various trust accounts. Trustmark National Bank does not have the right to receive the dividends from these shares or to receive proceeds from the sale of these shares. Trustmark National Bank is not aware of any individual trust or beneficiary or related group of trusts or beneficiaries who own more than 5% of this stock.

Item 7 Identification and Classification of the Subsidiary which
       Acquired the Security Being Reported On By the Parent
       Holding Company:

         N/A

Item 8 Identification and Classification of Members of the
       Group:

         N/A

Item 9 Notice of Dissolution of Group:

         N/A

Item 10 Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date: February 13, 1998

         Signature:   /s/ Zach Wasson

         Name and Title:  Zach Wasson
                          Senior Vice President
                          and Chief Investment Officer